Hexion Holdings Corporation

180 East Broad Street

Columbus, OH 43215

March 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Hexion Holdings Corporation — Request to Withdraw Registration Statement on Form S-1 (File No. 333-259886)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Hexion Holdings Corporation (the “Company”) hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), which was filed publicly on September 29, 2021. The Company is seeking withdrawal of the Registration Statement because the Company recently entered into a definitive agreement to be acquired and the Company no longer intends to pursue the offering covered by the Registration Statement.

The Company confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

Should you have any questions, or require any additional information, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

Sincerely,

By:	/s/ Douglas A. Johns
Douglas A. Johns
Executive Vice President and General Counsel

cc:	David S. Huntington Paul, Weiss, Rifkind, Wharton & Garrison LLP